UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Global Pharamatech, Inc.
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)


                                   05276J-20-3
                                 (CUSIP Number)


Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                                       13D
---------------------                                      ---------------------
CUSIP NO. 05276J-20-3                                        Page 2 of 6 Pages
---------------------                                      ---------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zhenyou Zhang
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    People's Republic of China
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     5,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       5,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.4%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

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                                                             Page 3 of 6 Pages
                                                           ---------------------

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of Global Pharmatech, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 89 Ravine Edge Drive, Richmond Hill, Ontario, Canada L4E 4J6.

Item 2. Identity and Background.

     (a)  This Schedule 13D is filed by Zhenyou Zhang.

     (b) Mr. Zhang's business address is Number 1, Yi Jing South One Street, Yuan Cun Yi Jing Hua Yuan, Guangzhou City, Guangdong Province, People's Republic of China.

     (c) Mr. Zhang is the Chairman of Guangdong Bai Yi Yao Ye, Limited, the principal business of which is the pharmaceutical business.

     (d) During the past five years, Mr. Zhang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, Mr. Zhang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Zhang is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds and Other Consideration.

     5,000,000 shares of Common Stock (the "Shares") were issued to Mr. Zhang by the Company pursuant to the terms of a certain Subscription Agreement, by and among the Company and Mr. Zhang dated as of April 27, 2006 (the "Subscription Agreement"), at a per share price of $1.00. The payment of $5,000,000 for the Shares will be paid on behalf of Mr. Zhang by Youcheng Shiye Limited and Tianhe Zhenkai Trading Limited Company of Guangzhou City.

Item 4. Purpose of Transaction.

     Mr. Zhang acquired the shares pursuant to the Subscription Agreement. The purpose of the acquisition is for investment.

     Mr. Zhang does not have any plans or proposals which relate to or would result in:

     (a)  the acquisition by any person of additional securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company's business or corporate structure;

                                                           ---------------------
                                                             Page 4 of 6 Pages
                                                           ---------------------

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
     (j)  any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

     (a) Mr. Zhang is the beneficial owner of an aggregate of 5,000,000 shares of Common Stock, representing approximately 27.4% of the total issued and outstanding shares of Common Stock.

     (b) Mr. Zhang has sole investment and voting power over 5,000,000 shares of Common Stock.

     (c) Other than the acquisition of the shares as reported in this Schedule 13D, Mr. Zhang has not effected any transactions in the Common Stock of the Company in the past 60 days.

     (d) To the knowledge of Mr. Zhang, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by her individually.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Zhang is not a party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

     (1) Subscription Agreement, dated as of April 27, 2006*

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*    Included as an Exhibit to the Current Report on Form 8-K filed by the
     Company on May 3, 2006 and incorporated by reference herein.

                                                           ---------------------
                                                             Page 5 of 6 Pages
                                                           ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2006                        By: /s/ Zhenyou Zhang
                                              ----------------------------------
                                           Name: Zhenyou Zhang

                                                           ---------------------
                                                             Page 6 of 6 Pages
                                                           ---------------------


                                  EXHIBIT INDEX


(1) Subscription Agreement, dated as of April 27, 2006*


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*    Included as an Exhibit to the Current Report on Form 8-K filed by the
     Company on May 3, 2006 and incorporated by reference herein.